                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 FORM 8-A12G/A
                                Amendment No. 2

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      KULICKE AND SOFFA INDUSTRIES, INC.
                      ---------------------------------
            (Exact name of registrant as specified in its charter)

     Pennsylvania                                        23-1498399
  ---------------------                     ------------------------------------
(State of Incorporation                     (IRS Employer Identification Number)
  or Organization)

2101 Blair Mill Road
Willow Grove, Pennsylvania                                19090
----------------------------------------                ----------
(Address of Principal Executive Offices)                (Zip Code)

If this form relates to the registration    If this form relates to the
of a class of securities and is effective   registration of a class of
upon filing pursuant to Section 12(b)       securities pursuant to Section 12(g)
of the Exchange Act and is effective        of the Exchange Act and is effective
pursuant to General Instruction A.(c),      pursuant to General Instruction A.(d),
please check the following box. [_]         please check the  following box. [X]

Securities Act registration statement file number to which this form relates:   N/A
                                                                             ---------

Securities to be registered pursuant to Section 12(b) of the Act:

                  None
--------------------------------------------------------------------------------
Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, without par value
--------------------------------------------------------------------------------
                                (Title of Class)

This Amendment No. 2 to Registrant's Form 8-A/A is being filed to reflect the increase in authorized shares of the Company in connection with its July, 2000 2-for-1 common stock split and to update certain other disclosures. The following description supersedes the description contained in the Company's prior Form 8-A/A.

                INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered.

         The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, without par value, and 5,000,000 shares of preferred stock, without par value.

COMMON STOCK

         The holders of the Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors on the Common Stock out of funds legally available therefor, and, in the event of a liquidation, dissolution or winding-up of the affairs of the Company, are entitled to share equally and ratably in all remaining assets and funds of the Company. In the election of directors, the holders of the Common Stock may multiply the number of votes the shareholder is entitled to cast by the total number of directors to be elected at a meeting of shareholders and cast the whole number of votes for one candidate or distribute them among some or all candidates. The holders of the Common Stock have no preemptive rights or rights to convert shares of the Common Stock into any other securities and are not subject to future calls or assessments by the Company.

PREFERRED STOCK

         The Company, by resolution of the Board of Directors and without any further vote or action by the shareholders, has the authority to issue preferred stock in one or more classes or series and to fix from time to time the number of shares to be included in each such series and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such series. The ability of the Company to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of the Common Stock and could have the effect of making it more difficult for a person to acquire, or of discouraging a person from acquiring, control of the Company.

CERTAIN CHARTER AND BY-LAW PROVISIONS

         The Company's By-laws provide for a classified Board of Directors consisting of four classes as nearly equal in size as the then authorized number of directors constituting the Board of Directors permits. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a four-year term and the directors in the other three classes will continue in office. Each class shall hold office until the date of the fourth annual meeting for the election of directors following the annual meeting at which such director was elected. As a result, approximately one-fourth of the Board of Directors will be elected each year. Under the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), in the case of a corporation having a classified board, shareholders may remove a director only for cause. This provision, when coupled with the provision of the By-laws authorizing the Board of Directors to fill vacant directorships, precludes a shareholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

         The Company's By-laws provide that no director of the Company shall be personally liable to the Company or its shareholders unless the director has breached or failed to perform the duties of his office and the breach or failure to perform constituted self-dealing, willful misconduct or recklessness. The effect of this provision is to limit the ability of the Company and its shareholders (through shareholder derivative suits on behalf of the Company) to recover monetary damages against a director for breach of certain fiduciary duties as a director (including breaches resulting from grossly negligent conduct). This provision does not, however, exonerate the directors from liability (i) pursuant to any criminal statute or (ii) for the payment of taxes pursuant to federal, state or local law. The By-laws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by applicable law.

         The Company's Articles of Incorporation include provisions that may have an anti-takeover effect. The Articles of Incorporation prohibit the Company from engaging in certain business combinations with any 20% Shareholder (as defined) unless such business combination was approved by the Board of Directors before the 20% Shareholder became a 10% Shareholder (as defined), is approved by 70% of the Continuing Directors (as defined) of the Company or is approved by the affirmative vote of the holders of at least 80% of the outstanding shares of all classes and series of the Company's capital stock voting as a single class (85% with respect to certain mergers in which the shareholders do not receive a specified amount of cash per share) and by the holders of 66 2/3% of the outstanding shares of the Company's capital stock other than the shares beneficially owned by the 20% Shareholder (75% with respect to the mergers referred to above). Moreover, the Company, unless approved by 70% of the Continuing Directors and except for certain self-tenders, is prohibited from purchasing shares of its capital stock or, other than in the ordinary course of business, purchasing or selling assets or providing or receiving services from any 10% Shareholder without the affirmative vote of the holders of at least 50% of the outstanding shares of capital stock other than the shares beneficially owned by the 10% Shareholder (as defined).

         The BCL includes additional provisions that may have an anti-takeover effect. The following summary of the BCL provisions applicable to the Company does not purport to be complete and is qualified in its entirety by reference to the BCL.

                         (i) Business Combination Transactions. The BCL
                  prohibits a corporation from engaging in any merger or other business combination with an "interested shareholder" or an affiliate thereof unless (A) the business combination or the acquisition of shares in which a person becomes an interested shareholder is approved by the Board of Directors before the shareholder becomes an "interested shareholder," (B) the interested shareholder owns 80% of the corporation's outstanding voting shares and the business combination satisfies certain "fair price" criteria and is approved by the holders of a majority of the remaining shares, or (C) the holders of a majority of the voting shares (excluding those held by the interested shareholder unless the fair price criteria are satisfied) approve the business combination at a meeting held no earlier than five years after the interested shareholder's acquisition date. An "interested shareholder" is any beneficial owner of 20% or more of the voting shares of a corporation or an affiliate of the corporation who was at any time within the five year period prior to the date in question a beneficial owner of 20% or more of the voting shares of the corporation.

                         (ii) Directors' Standard of Care. The BCL expressly
                  permits directors of a corporation to consider the interests of constituencies other than shareholders, such as employees, suppliers, customers and the community, in discharging their duties. In April 1990, the BCL was amended to provide, among other things, that directors need not, in their consideration of the best interests of the corporation, consider any particular constituency's interest, including the interests of shareholders, as the dominant or controlling interest. Further, the BCL, as amended in April 1990, expressly provides that directors do not violate their fiduciary duty solely by relying on "poison pills" or anti-takeover provisions of the BCL.

         The effect of the above-described provisions, as well as the classification of the Company's Board of Directors, may be to deter hostile takeovers at a price higher than the prevailing market price for the Common Stock. In some circumstances, certain shareholders may consider these anti-takeover provisions to have disadvantageous effects. Tender offers or other non-open market acquisitions of stock are frequently made at prices above the prevailing market price of a company's stock. In addition, acquisitions of stock by persons attempting to acquire control through market purchases may cause the market price of the stock to reach levels that are higher than would otherwise be the case. These anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of the Common Stock, and may thereby prevent certain holders of Common Stock from having an opportunity to sell their stock at a temporarily higher market price.

         The April 1990 amendments to the BCL contain two additional provisions that would have also automatically applied to the Company had its Board of Directors not acted by July 26, 1990 to opt out of them. The Board of Directors of the Company amended the By-laws to opt out of the "control share" provision, which limits the voting power of shareholders owning 20 percent or a more of a corporation's voting stock, and also to opt out of the "disgorgement" provision, which permits a corporation to recover profits resulting from the sale of shares in certain situations, including those where an individual or group attempts to acquire at least 20 percent of the corporation's voting shares. Further, at the Company's Annual Meeting on February 9, 1999, the Company's shareholders approved an amendment to the Company's Articles of Incorporation opting out of Subchapter E of the BCL which, under certain circumstances, permits shareholders to require a person or group acquiring voting power over at least 20% of a corporation's shares to purchase such shareholders' shares in the corporation for "fair value" (as defined).

Item 2.  Exhibits.

3(i) The Registrant's Form of Articles of Incorporation, as amended as of July 5, 2000.

3(ii)*    The Registrant's By-Laws, as amended and restated.

4*        The Registrant's Specimen Common Share Certificate.

_______________
* Previously filed with Amendment No. 1 to this Form 8-A.

                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                           KULICKE AND SOFFA INDUSTRIES, INC.



                                           By: /s/ Robert F. Amweg
                                              ------------------------
                                               Robert F. Amweg,
                                               Vice President and Treasurer

Date:  July 13, 2000

                                 EXHIBIT INDEX



Exhibit
Number            Exhibit Name
------            ------------

3(i) The Registrant's Form of Articles of Incorporation, as amended as of July 5, 2000.

3(ii)*            The Registrant's By-Laws, as amended and restated.

4*                The Registrant's Specimen Common Share Certificate.

---------------
* Previously filed with Amendment No. 1 to this Form 8-A.